Filed pursuant to Rule 433 under the Securities Act of 1933

Issuer Free Writing Prospectus dated February 7, 2011

Relating to Preliminary Prospectus Supplement dated February 7, 2011

Registration Statement No. 333-162119

PRICING TERM SHEET

Dated February 7, 2011 to the

Preliminary Prospectus Supplement Referred to Below

MF Global Holdings Ltd.

Offering of

$250,000,000 aggregate principal amount of

1.875% Convertible Senior Notes due 2016

The information in this pricing term sheet relates only to the offering of the Notes and should be read together with (i) the preliminary prospectus supplement dated February 7, 2011 relating to the offering of the Notes, including the documents incorporated by reference therein (the “Preliminary Prospectus”), and (ii) the accompanying prospectus dated February 24, 2010, each filed with the Securities and Exchange Commission (the “SEC”).

Issuer:	MF Global Holdings Ltd., a Delaware corporation.

Ticker/Exchange for Common Stock:	MF/The New York Stock Exchange (“NYSE”)

Securities Offered:	1.875% Convertible Senior Notes due 2016 (the “Notes”)

Trade Date:	February 8, 2011.

Aggregate Principal Amount of Notes Offered:	$250,000,000 aggregate principal amount of Notes.

Underwriters’ Option to Purchase Additional Notes:	Up to $37,500,000 aggregate principal amount of additional Notes.

Net Proceeds of the Offering after Underwriting Discounts and Commissions and Estimated Offering Expenses:	Approximately $241.8 million (or approximately $278.2 million if the underwriters exercise their option to purchase additional Notes in full).

Convertible Note Hedge Transactions and Warrant Transactions:

The Issuer intends to use approximately $23.9 million of the net proceeds from the offering to fund the net cost of entering into the convertible note hedge transactions (after such cost is partially offset by the proceeds that the Issuer receives from entering into the warrant transactions). If the underwriters exercise their option to purchase additional Notes, the Issuer intends to use a portion of the net proceeds to fund the cost of entering into additional convertible note hedge transactions (after such cost is partially offset by the proceeds that the Issuer expects to receive from entering into additional warrant transactions).

The strike price of the warrant transactions is $14.2275 (subject to customary anti-dilution adjustments), which represents a premium of approximately 75% over the Closing Stock Price.

Maturity Date:	February 1, 2016, unless earlier converted or repurchased by the Issuer at the holder’s option upon a fundamental change.

Annual Interest Rate:	1.875% per annum, accruing from the Settlement Date.

Interest Payment Dates:	Each February 1 and August 1, beginning on August 1, 2011.

Interest Payment Record Dates:	Each January 15 and July 15, beginning July 15, 2011.

Public Offering Price:	100%

Closing Stock Price:	$8.13 per share of the Issuer’s common stock on the NYSE on February 7, 2011.

Conversion Premium:	27.5% above the Closing Stock Price.

Conversion Price:	Approximately $10.37 per share of the Issuer’s common stock, subject to adjustment.

Conversion Rate:	96.4716 shares of the Issuer’s common stock per $1,000 principal amount of Notes, subject to adjustment.

Joint Book-Running Managers:	Goldman, Sachs & Co., Citigroup Global Markets Inc. and Deutsche Bank Securities Inc.

Pricing Date:	February 7, 2011

Expected Settlement Date:	February 11, 2011

CUSIP/ISIN Number:	55277JAA6/US55277JAA60

Underwriting Discounts and Commissions:	The following table shows the public offering price, the underwriting discounts and commissions and the proceeds before expenses to the Issuer from the offering:

	Per Note	Total
Public offering price	100.00%	$250,000,000

Underwriting discounts and commissions	3.00%	$7,500,000

Proceeds, before expenses, to MF Global Holdings Ltd.	97.00%	$242,500,000

Adjustment to Conversion Rate Upon Conversion in Connection with a Make-Whole Fundamental Change:

The following table sets forth the number of additional shares of the Issuer’s common stock by which the Issuer will increase the Conversion Rate for any holder that converts its Notes in connection with a make-whole fundamental change having the stock price and effective date set forth below:

	Stock Price

Effective Date	$ 8.13	$ 9.00	$ 10.00	$ 10.37	$ 11.00	$12.50	$15.00	$17.50	$20.00	$22.50	$25.00	$30.00

February 11, 2011	26.5296	22.1181	16.7695	15.1411	12.7896	8.6239	4.5658	2.4880	1.4430	0.8310	0.4327	0.0364

February 1, 2012	26.5296	20.7707	15.4162	13.8083	11.4926	7.4749	3.7096	1.9072	1.0956	0.5969	0.2804	0.0000

February 1, 2013	26.5296	19.5960	14.1433	12.5317	10.2342	6.3326	2.8539	1.3554	0.7553	0.3849	0.1551	0.0000

February 1, 2014	26.5296	18.6065	12.8652	11.2093	8.8800	5.0461	1.9453	0.8523	0.4571	0.2087	0.0581	0.0000

February 1, 2015	26.5296	17.3215	10.9986	9.2423	6.8331	3.2104	0.8726	0.4100	0.1962	0.0686	0.0000	0.0000

February 1, 2016	26.5296	14.6395	3.5284	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•

if the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year;

•

if the stock price is greater than $30.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the Conversion Rate; or

•

if the stock price is less than $8.13 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the Conversion Rate.

Notwithstanding the foregoing, in no event will the Conversion Rate be increased on account of a make-whole fundamental change to exceed 123.0012 shares of the Issuer’s common stock per $1,000 principal amount of Notes, subject to adjustments in the same manner as the Conversion Rate is required to be adjusted as set forth under “Description of the Notes—Conversion Rights—Conversion Rate Adjustments” in the Preliminary Prospectus Supplement.

CAPITALIZATION

The following table sets forth the Issuer’s cash and cash equivalents and the Issuer’s combined capitalization as of December 31, 2010 (i) on an actual basis and (ii) as adjusted to give effect to the sale of the Notes (assuming no exercise of the underwriters’ option to purchase additional notes) and sources and uses of funds described in the Preliminary Prospectus Supplement under the heading “Use of Proceeds.” You should read the information in this table in conjunction with the Issuer’s consolidated financial statements and related notes included in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2010, which is incorporated by reference into the Preliminary Prospectus Supplement.

	As of December 31, 2010
(in thousands)	Actual	As adjusted
	(unaudited)
Cash and cash equivalents	$836,338	$954,213

Borrowings:

Short-term borrowings(1)	532,311	432,311

Long-term borrowings	191,387	390,204	(2)

Total borrowings	723,698	822,515

Preferred Stock, $1.00 par value per share; 200.0 million shares authorized:

6% Cumulative Convertible Preferred Stock, Series A; 1.5 million shares issued and outstanding	96,167	96,167

9.75% Non-cumulative Convertible Preferred Stock, Series B; 403,550 shares issued and outstanding	34,446	34,446

Equity

Common Stock, $1.00 par value per share;

1,000.0 million shares authorized, 163.3 million shares issued and outstanding	163,307	163,307

Treasury stock	—	—

Receivable from shareholder	—	—

Additional paid-in capital(3)	1,557,981	1,585,129

Accumulated other comprehensive loss (net of tax)	4,262	4,262

Accumulated deficit	(363,108)	(363,108)

Non-controlling interest	18,422	18,422

Total equity	1,380,864	1,408,012

Total capitalization	$2,235,175	$2,361,140

(1) Short-term borrowings include amounts outstanding under the Issuer’s liquidity facility, portions of which will be repaid with the proceeds from the offering. See “Use of Proceeds” in the Preliminary Prospectus Supplement.

(2) As adjusted long-term borrowings includes the Notes. For additional accounting information relating to the Notes, please see footnote (3) below.

(3) Amounts shown below reflect the application of ASC 470-20, which requires issuers to separately account for the liability and equity components of convertible debt instruments that may settle in cash

(such as the Notes and the Issuer’s existing convertible notes). In accordance with ASC 470, the Issuer estimates that $250.0 million aggregate principal amount of the Notes will be recognized as follows (in thousands):

Liability Component

Principal	$250,000

Less: debt discount	$(51,183)

Net carrying amount	$198,817

Equity component	$51,183

The equity component associated with the Notes is reflected in the capitalization table as an increase to additional paid-in capital, as adjusted. Additional paid-in capital, as adjusted, has also been (i) reduced by $23.9 million, representing the cost of the convertible note hedge transactions (after such cost is partially offset by the proceeds to the Issuer of the warrant transactions) and (ii) increased by a net $1.6 million impact for deferred taxes.

RANKING

As of December 31, 2010 (without giving effect to this offering or the use of proceeds from this offering), the Issuer’s total consolidated indebtedness was $723.7 million, (i) none of which was secured indebtedness, (ii) $14.8 million of which was indebtedness of the Issuer’s subsidiaries to third parties, which will be structurally senior in right of payment to the Notes, and (iii) the remainder of which was unsecured, senior indebtedness, including the Issuer’s 9.00% Convertible Senior Notes due 2038 and amounts outstanding under the Issuer’s $1.2 billion unsecured, committed revolving credit facility, which will rank equal in right of payment to the Notes.

The Issuer has filed a registration statement (including the Preliminary Prospectus Supplement and an accompanying prospectus dated February 24, 2010) with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement, the accompanying prospectus and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the underwriters will arrange to send you these documents if you request them by contacting Goldman, Sachs & Co. at 200 West Street, New York, NY 10282, (866) 471-2526 or emailing prospectus-ny@ny.email.gs.com, Citigroup Global Markets Inc., Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, New York 11220 (800) 831-9146 or emailing batprospectusdept@citi.com, and Deutsche Bank Securities Inc., Attention: Prospectus Department, Harborside Financial Center, 100 Plaza One, Jersey City, New Jersey 07311-3988, (800) 503-4611 or emailing prospectusrequest@list.db.com.